 Exhibit 99.1

First Quarter Report 2022

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
This Management’s Discussion and Analysis (“MD&A”) dated April 28, 2022 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2022 (the “First Quarter Financial Statements”) that were prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements (“Annual Financial Statements”) filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 (the “Form 40-F”), prepared in accordance with IFRS. The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”), Mexican pesos or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedar.com and the Form 40-F is on file with the Securities and Exchange Commission (“SEC”) at www.sec.gov/edgar.
Forward Looking Statements
Certain statements contained in this MD&A referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include the following:
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the Company’s outlook for 2022 and future periods;

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anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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statements regarding the Company’s forward-looking production outlook, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, and cash flows;

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statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 and its variants on the Company’s future quarters and annual basis;

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statements regarding the estimated timing and conclusions of technical studies and evaluations;

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statements regarding the methods by which ore will be extracted or processed;

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statements concerning the Company’s expansion plans at the Kittila mine, Meliadine mine’s Phase 2 project, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof;

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statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
•
statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, financing costs and expectations as to the funding or reductions thereof;

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statements regarding estimates of future mineral reserves, mineral resources, effect of drill results on future mineral reserves and mineral resources, mineral production, and sales;

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statements regarding the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

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statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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statements regarding anticipated future exploration;

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statements about the Company’s plans at its Hope Bay mine;

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statements regarding the anticipated timing of events with respect to the Company’s mine sites;

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statements regarding the sufficiency of the Company’s cash resources;

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statements regarding future activity with respect to the Company’s unsecured revolving bank credit facility;

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statements regarding future dividend amounts and payment dates; and

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statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Australian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with Agnico Eagle’s expectations; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and Annual MD&A as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.
Meaning of “including” and “such as”: When used in this MD&A the terms “including” and “such as” mean including and such as, without limitation.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “realized prices”, “sustaining capital expenditures”, “development capital expenditures” and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.
The total cash costs per ounce of gold produced (also referred to as total cash costs per ounce) is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for by-product revenues, inventory production costs, the impacts of purchase price allocation to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19, production costs associated with the retrospective adjustments from the application of the IAS 16 amendments and other adjustments, which include the costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced excluding production prior to the achievement of commercial production. Certain line items such as operational care and maintenance costs due to COVID-19, and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail about these reconciling items, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with gold production and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
In this MD&A, unless otherwise indicated, total cash cost per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
majority of the Company’s revenues are from gold (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produce (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.
All-in sustaining costs (“AISC”) per ounce of gold produced (also referred to as all-in sustaining cost per ounce) on a by-product basis is used to reflect the Company’s total sustaining expenditures of producing and selling an ounce of gold while maintaining the Company’s current operations. AISC per ounce is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced (excluding production prior to the achievement of commercial production). These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for this inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization. In this MD&A, unless otherwise indicated, AISC per ounce of gold produced is reported on a by-product basis.
The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed (excluding the tonnage processed prior to the achievement of commercial production). As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful measure for investors as it provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain non-recurring, unusual

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gains and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, care and maintenance expenses, other income and expenses and income and mining tax expenses). This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the company adds the following items to the operating margin: Income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). Management uses this measure internally for planning purposes and to forecast future operating results. This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.
Realized prices are calculated as revenue from mining operations by metal divided by the volume of metal sold. Management uses realized prices to, and believes is helpful to investors so they can, evaluate the impact of changing metals prices on the Company’s revenue in each reporting period. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and foreign exchange rates.
Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production. This measure includes expenditures on assets so that they retain their existing productive capacity as well as expenditures that enhance performance and reliability of the operations. Development capital expenditures are expenditures incurred at new projects and expenditures at existing operations that are undertaken with the intention to increase net present value through higher production levels or extensions of mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments, management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. While the Company follows the World Gold Council guidance in its classification of capital expenditures into sustaining or development, the classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Mexico and Finland, with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Merger with Kirkland Lake Gold Ltd. (“Kirkland”)
The Company announced on September 28, 2021 that they had entered into an agreement with Kirkland to combine in a merger of equals (the “Merger”) and continue under the name “Agnico Eagle Mines Limited”. Agnico Eagle and Kirkland closed the transaction on February 8, 2022, with Agnico acquiring 100% of the issued and outstanding Kirkland shares. Each Kirkland shareholder received 0.7935 common shares of Agnico for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico common shares. Agnico began consolidating the operating results, cash flows and net assets of Kirkland from February 8, 2022. Kirkland is now a subsidiary of Agnico Eagle. Kirkland was a publicly traded mining company with ownership interests in the Detour Lake and Macassa mines in Ontario, Canada and the Fosterville mine in Australia.
Impact of COVID-19 on the Company’s Business and Operations
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, remain uncertain. Further, the extent and manner in which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 and its variants, may affect the Company cannot be predicted with certainty.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
COVID-19, its variants and these measures have had and may continue to have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability, travel, contractor availability, availability of supplies, ability to sell or deliver gold doré bars or concentrate, the Company’s ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others in relation to COVID-19 and its variants could result in the Company reducing or suspending operations at one or more of its mines.
In December 2021, the Company experienced an increase in COVID-19 cases at its Nunavut operations given the increased spread and transmission of the Omicron variant of COVID-19. The Company took precautionary steps to protect the continued health of its Nunavut based workforce (“Nunavummiut”) and local residents in the communities in which they live. In collaboration with the Nunavut public health authorities, the Company again decided to send home the Nunavummiut from its Meliadine, Meadowbank and Hope Bay operations as well as its Nunavut exploration projects. These employees continued to receive their remuneration. As a result, there was a reduction of activities at the Company’s Nunavut operations from December 22, 2021 onward. Activities at the Meliadine mine were affected until mid-January 2022 and activities at the Meadowbank Complex were affected until early February 2022. Both operations are now back to operating at normal levels. In September and October of 2021, there were a significant number of COVID-19 cases identified at the Hope Bay minesite. As a precautionary measure, the Company decided to suspend mining and milling operations as it investigated opportunities to improve screening, testing and health protocols at site. On February 18, 2022, the Company announced that it decided to maintain the suspension of production activities at the Doris mine, in order to dedicate the infrastructure of the Hope Bay site to exploration activities. The Company ramped down the remaining operational activities in an orderly fashion while ensuring the safety of employees and the sustainability of the infrastructure over the remainder of the quater. The Company worked with the Nunavut public health authorities on a reintegration plan and the process to return the Nunavummiut to the Company’s Nunavut operations was completed in early April 2022. Most of the Company's operations were affected by COVID-19 during the first quarter of 2022, but production levels and costs were generally in line with expectations. All sites are maintaining health and safety protocols but the impact appears to becoming more manageable as the Omicron wave declines.
Inflationary cost environment
Costs pressures were relatively minor in the first quarter of 2022, largely due to cost savings initiatives, long-term agreements with local suppliers, existing fuel hedges and the predominantly locally sourced labour force. The inflationary cost environment is extremely dynamic given the changing political landscape and COVID-19. As such, the Company will continue to monitor and assess any impacts on forecasted costs in the coming months.
Financial and Operating Results
Results of Operations
Agnico Eagle reported net income of $109.8 million, or $0.29 per share, in the first quarter of 2022 compared with a net income of $145.2 million, or $0.60 per share, in the first quarter of 2021. Agnico Eagle reported adjusted net income(1) of $235.6 million, or $0.61 per share(1), in the first quarter of 2022 compared with adjusted net income of $172.0 million, or $0.71 per share, in the first quarter of 2021.

(1)
Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to net income and net income per share see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
In the first quarter of 2022, the operating margin(2) (revenues from mining operations less production costs) increased to $664.0 million compared with $532.2 million in the first quarter of 2021, primarily due to a 39.6% increase in revenues from mining operations as a result of the contribution of gold sales from the Detour Lake, Fosterville and Macassa mines since the completion of the Merger and a 5.6% increase in the average realized price of gold, partially offset by lower gold sales volume at the Nunavut mines.
Gold production increased to 660,604 ounces in the first quarter of 2022 compared with 516,804 ounces in the first quarter of 2021 primarily due to the contribution of the Detour Lake, Fosterville and Macassa mines as a result of the Merger. Partially offsetting the overall increase in gold production compared to the first quarter of 2021 was a decrease in gold production from the Meadowbank Complex and Meliadine, Hope Bay and Kittila mines.
Cash provided by operating activities amounted to $507.4 million in the first quarter of 2022 compared with $366.6 million in the first quarter of 2021.
The table below sets out variances in the key drivers of net income for the three months ended March 31, 2022, compared with the net income for the three months ended March 31, 2021:
(millions of United States dollars)	Three Months Ended March 31, 2022 vs. Three Months Ended March 31, 2021
Increase in gold revenues	$381.1
Decrease in silver revenues	(4.2)
Increase in net copper revenues	0.9
Decrease in net zinc revenues	(1.7)
Decrease in production costs due to effects of foreign currencies	3.7
Increase in production costs	(248.1)
Increase in exploration and corporate development expenses	(37.1)
Increase in amortization of property, plant and mine development	(82.9)
Increase in general and administrative expenses	(22.6)
Increase in finance costs	(0.5)
Change in (gain) loss on derivative financial instruments	49.7
Change in non-cash foreign currency translation	(4.3)
Increase in other (income) expenses	(102.6)
Decrease in income and mining taxes	33.1
Total net income variance	$(35.5)
Three Months Ended March 31, 2022 vs. Three Months Ended March 31, 2021
Revenues from mining operations increased to $1,325.7 million in the first quarter of 2022, compared with $949.6 million in the first quarter of 2021, primarily due to a 35% increase in the sales volume of gold primarily due to the contribution of gold sales from the Detour Lake, Fosterville and Macassa mines as a result of the Merger, and a 5.6% increase in the average realized price of gold, partially offset by lower gold sales volume at the Meadowbank Complex and Meliadine, Hope Bay and Kittila mines.

(2)
Operating margin is a non-GAAP measure. For a reconciliation to net income see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
Production costs were $661.7 million in the first quarter of 2022, a 58.5% increase compared with $417.4 million in the first quarter of 2021, primarily due to the contribution of production costs from the Detour Lake, Fosterville and Macassa mines as a result of the Merger.
Weighted average total cash costs per ounce of gold produced amounted to $811 on a by-product basis(3) and $854 on a co-product basis(3) in the first quarter of 2022 compared with $734 on a by-product basis and $797 on a co-product basis in the first quarter of 2021, primarily due to increased total cash costs at the Meadowbank, Meliadine and Kittila mines, partially offset by the strengthening of the Canadian dollar and Euro relative to the US dollar.
Exploration and corporate development expenses increased to $65.8 million in the first quarter of 2022, compared with $28.7 million in the first quarter of 2021, primarily due to the contribution of exploration expenses at the Detour Lake, Macassa and Fosterville mines as a result of the Merger, as well as increased exploration expenses at Hope Bay.
Amortization of property, plant and mine development increased by $83.0 million to $260.7 million between the first quarter of 2021 and the first quarter of 2022, primarily due the contribution of amortization from the Detour Lake, Macassa and Fosterville mines as a result of the Merger.
General and administrative expenses increased to $67.5 million during the first quarter of 2022, compared with $44.9 million during the first quarter of 2021, primarily due to the contribution of expenses from Kirkland since the Merger.
Gain on derivative financial instruments increased to $28.7 million during the first quarter of 2022, compared with a loss of $21.1 million during the first quarter of 2021, primarily due to a decrease in unrealized losses on warrants and an increase in unrealized gains on currency and commodity derivatives. As a result of the increase of diesel spot prices and the strengthening of the Canadian dollar relative to the US dollar at the end of March 2022, the Company recognized an unrealized gain on currency and commodity derivatives of $24.1 million during the first quarter of 2022, compared to an unrealized gain of $0.7 million during the first quarter of 2021. In addition, the increase in the market value of outstanding warrants held by the Company resulted in an unrealized gain on warrants of $0.9 million in the first quarter of 2022, compared to an unrealized loss of $31.8 million in the first quarter of 2021. The Company holds warrants to acquire equity securities of certain issuers in the mining industry.
Other expenses increased to $91.9 million during the first quarter of 2022, compared with other income of $1.9 million during the first quarter of 2021, primarily due to transaction and severance costs of $80.8 million in connection with the Merger. In the first quarter of 2021, other income included a $10.0 million gain on the sale of certain non-strategic exploration properties.
In the first quarter of 2022, the Company recorded income and mining taxes expense of $64.8 million on income before income and mining taxes of $174.6 million, resulting in an effective tax rate of 37.1%. In the first quarter of 2021, the Company recorded income and mining taxes expense of $97.9 million on income before income and mining taxes of $243.2 million, resulting in an effective tax rate of 40.3%. The decrease in the effective tax rate between the first quarter of 2021 and the first quarter of 2022 was primarily due to foreign exchange rate movements and the overall lower effective tax rate from the operations of the Detour Lake, Macassa and Fosterville mines since the completion of the Merger.
There are several factors that can significantly impact the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the

(3)
Cash costs per ounce of gold produced on a by-product basis and cash costs per ounce of gold produced on a co-product basis are non-GAAP measures . For a reconciliation to production costs see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to continue to fluctuate in future periods.
LaRonde mine
At the LaRonde mine, gold production increased by 16.1% to 87,549 ounces in the first quarter of 2022 compared with 75,389 ounces in the first quarter of 2021, primarily due to higher gold grades. Production costs at the LaRonde mine were $45.8 million in the first quarter of 2022, a decrease of 10.7% compared with production costs of $51.3 million in the first quarter of 2021 driven primarily by the timing of inventory sales.
LaRonde Zone 5 mine
At the LaRonde Zone 5 mine, gold production decreased by 1.1% to 17,488 ounces in the first quarter of 2022 compared with 17,689 ounces in the first quarter of 2021, primarily due to lower gold grades. Production costs at the LaRonde Zone 5 mine were $16.7 million in the first quarter of 2022, an increase of 31.9% compared with production costs of $12.7 million in the first quarter of 2021, driven primarily by higher underground service and maintenance costs as a result of increased fuel and component prices and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by the timing of inventory sales.
Canadian Malartic mine
At the 50% owned Canadian Malartic mine, attributable gold production decreased by 10.1% to 80,509 ounces in the first quarter of 2022, compared with 89,550 ounces in the first quarter of 2021, primarily due to a planned reduction in mill throughput in order to optimize the production profile of the mine during the transition to the underground Odyssey project and lower gold grades. Attributable production costs at the Canadian Malartic mine were $56.9 million in the first quarter of 2022, an increase of 2.6% compared with production costs of $55.5 million in the first quarter of 2021 primarily due to lower capitalized deferred stripping and higher diesel costs.
Goldex mine
At the Goldex mine, gold production decreased by 0.6% to 34,445 ounces in the first quarter of 2022 compared with 34,650 ounces in the first quarter of 2021, primarily due to lower grades which were partially offset by higher throughput levels. Production costs at the Goldex mine were $26.2 million in the first quarter of 2022, an increase of 16.5% compared with production costs of $22.5 million in the first quarter of 2021, driven primarily by higher underground production costs as a result of higher contractor and consumable costs and the strengthening of the Canadian dollar relative to the US dollar between periods.
Detour Lake mine
The Company completed the Merger on February 8, 2022. For the period from February 8, 2022 to March 31, 2022, gold production at the Detour Lake mine was 100,443 ounces and production costs at the Detour Lake mine were $120.0 million.
Macassa mine
The Company completed the Merger on February 8, 2022. For the period from February 8, 2022 to March 31, 2022, gold production at the Macassa mine was 24,488 ounces and production costs at the Macassa mine were $32.3 million.
Meliadine mine
At the Meliadine mine, gold production decreased by 16.0% to 80,704 ounces in the first quarter of 2022 compared with 96,126 ounces of gold production in the first quarter of 2021 (which includes 8,123 ounces

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit), primarily due to lower gold grades. Due to the COVID-19 Omicron variant outbreak in December 2021, activities at the Meliadine mine focused on production and reduced the level of some supporting activities, including underground development, which affected the mining sequence. In mid-January 2022, the mine had returned to normal operating levels. Production costs at the Meliadine mine were $78.7 million in the first quarter of 2022, an increase of 21.5% compared with production costs of $64.7 million in the first quarter of 2021 primarily due to higher energy and logistics costs, the timing of inventory sales and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by higher capitalized deferred stripping.
Meadowbank Complex
At the Meadowbank Complex, gold production decreased by 25.3% to 59,765 ounces in the first quarter of 2022 compared with 79,965 ounces in the first quarter of 2021, primarily due to decreased mill throughput and lower gold grades. In December 2021, activities at the Meadowbank Complex were reduced to essential services due to the COVID-19 Omicron variant outbreak. Production activities were restarted in mid-January 2022 and gradually ramped up to normal operating levels into February 2022. Production costs at the Meadowbank Complex were $96.7 million in the first quarter of 2022, an increase of 10.7% compared with production costs of $87.3 million in the first quarter of 2021 primarily due to higher energy and logistics costs, and the timing of inventory sales.
Hope Bay mine
In September and October of 2021, there were a significant number of COVID-19 cases identified at the Hope Bay minesite. As a precautionary measure, the Company decided to suspend mining and milling operations as it investigated opportunities to improve screening, testing and health protocols at site. The Company started to ramp-up exploration and underground activities in mid-November 2021. However, with increasing cases of COVID-19 in December, the Company again reduced all activities at site to essential services only.
In 2022, production activities will remain suspended and the primary focus at Hope Bay will be on exploration.
Fosterville mine
The Company completed the Merger on February 8, 2022. For the period from February 8, 2022 to March 31, 2022, gold production at the Fosterville mine was 81,827 ounces and production costs at the Fosterville mine were $88.0 million.
Kittila mine
At the Kittila mine, gold production decreased by 25.0% to 45,508 ounces in the first quarter of 2022 compared with 60,716 ounces in the first quarter of 2021, primarily due to decreased mill throughput resulting from a slower start-up of the mill following a planned 10-day shutdown of the autoclave for regular maintenance and lower gold grades due to a delay in reaching the higher grade stopes in the Roura zone. Production costs at the Kittila mine were $49.5 million in the first quarter of 2022, an increase of 1.6% compared with production costs of $48.7 million in the first quarter of 2021 driven primarily by higher energy, consumable and mill maintenance costs, partially offset by the weakening of the Euro relative to the US dollar between periods.
Pinos Altos mine
At the Pinos Altos mine, gold production decreased by 13.7% to 25,170 ounces in the first quarter of 2022 compared with 29,175 ounces in the first quarter of 2021, primarily due to decreased throughput resulting from lower open pit production following the depletion of the Sinter pit and higher rehabilitation requirements

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
at the Santo Nino and Cerro Colorado zones. Production costs at the Pinos Altos mine were $32.5 million in the first quarter of 2022, an increase of 1.7% compared with production costs of $32.0 million in the first quarter of 2021 driven primarily by the timing of inventory sales.
Creston Mascota mine
At the Creston Mascota mine, gold production decreased by 76.3% to 1,006 ounces in the first quarter of 2022 compared with 4,252 ounces in the first quarter of 2021 primarily due to decreased residual leaching. Production costs at the Creston Mascota mine were $0.6 million in the first quarter of 2022, a decrease of 74.5% compared with production costs of $2.4 million in the first quarter of 2021 primarily due to lower residual heap leaching production costs.
La India mine
At the La India mine, gold production increased by 27.4% to 21,702 ounces in the first quarter of 2022 compared with 17,033 ounces in the first quarter of 2021, primarily due to the processing of higher gold grades. Production costs at the La India mine were $17.7 million in the first quarter of 2022, an increase of 9.9% compared with production costs of $16.1 million in the first quarter of 2021, driven primarily by higher heap leach production costs due to higher cement and cyanide consumption related to the high clay content of the ore, partially offset by the timing of inventory sales.
Balance Sheet Review
Total assets of $23.3 billion at March 31, 2022 increased by 128.4%, or $13.1 billion, compared with total assets of $10.2 billion as at December 31, 2021 primarily due to the Merger. Cash and cash equivalents were $1,062.0 million at March 31, 2022, an increase of $876.2 million compared with December 31, 2021, due primarily to $838.7 million of cash acquired in the Merger and $507.4 million in cash provided by operating activities, partially offset by $293.2 million in additions to property, plant and mine development and $154.8 million in dividends paid. Inventories increased by $254.7 million from $878.9 million at December 31, 2021 to $1,133.6 million at March 31, 2022 primarily due to the addition of $259.7 million of inventories from the Kirkland operations at March 31, 2022. Net income taxes recoverable increased by $89.0 million between December 31, 2021 and March 31, 2022 as a result of payments to tax authorities exceeding the current tax expense and the additional income taxes recoverable due to the Company which were inherited upon the Merger. The increase in property, plant and mine development from $7.7 billion at December 31, 2021 to $17.7 billion at March 31, 2022 was primarily due to the Merger closing during the first quarter of 2022 and additions capitalized to property, plant and mine development of $293.2 million, partially offset by amortization expense of $260.7 million. Goodwill increased from $407.8 million at December 31, 2021 to $2,212.3 million at March 31, 2022. This resulted from the addition of goodwill in the preliminary purchase price allocation associated with the acquisition of Kirkland. The fair values allocated to assets acquired and liabilities assumed as part of the purchase price are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date.
Total liabilities of $7,068.5 million at March 31, 2022 increased by $2,852.1 million from $4,216.3 million at December 31, 2021 primarily due to an increase in deferred income and mining tax liabilities of $2,639.4 million, an increase in accounts payable and accrued liabilities of $235.8 million and an increase in reclamation provisions of $175.8 million all assumed through the preliminary purchase allocation for the acquisition of Kirkland on February 8, 2022.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first three months of 2022, the Company

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
increased its currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at March 31, 2022, the Company had outstanding currency derivative contracts related to $2,085.3 million of 2022 and 2023 expenditures (December 31, 2021 — $2,375.2 million) and diesel fuel derivative contracts related to 9.4 million gallons of heating oil (December 31, 2021 — 10.9 million).
Liquidity and Capital Resources
As at March 31, 2022, the Company’s cash and cash equivalents totaled $1,062.0 million compared with $185.8 million as at December 31, 2021. The Company’s policy is to invest excess cash in highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Investments with remaining maturities of less than three months at the time of purchase are presented as cash equivalents. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.
Working capital (current assets less current liabilities) increased to $1,584.3 million as at March 31, 2022 compared with $540.6 million as at December 31, 2021 primarily due to an increase in cash and cash equivalents of $876.2 million and an increase in inventories of $254.7 million, partially offset by an increase in accounts payable and accrued liabilities of $230.1 million primarily due to the Merger.
Following completion of the Merger on February 8, 2022, the Company’s cash position increased to approximately $973.0 million. On February 9, 2022, Fitch Ratings Inc. announced that it changed the rating outlook on the Company’s investment grade credit rating to “positive” from “stable” and confirmed the rating at BBB reflecting the Company’s strong financial risk profile.
Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A.
Operating Activities
Cash provided by operating activities increased to $507.4 million in the first quarter of 2022 compared with $366.6 million in the first quarter of 2021 primarily due to higher average realized gold prices, a 35.0% increase in total payable gold sold between periods primarily due to the contribution from the Detour Lake, Fosterville and Macassa mines, and more favourable working capital changes, which was partially offset by an increase in production costs, exploration and corporate development expenses and general and administrative expenses between periods.
Investing Activities
Cash provided by investing activities increased to $535.7 million in the first quarter of 2022, compared with cash used in investing activities of $538.1 million in the first quarter of 2021, primarily due to $838.7 million in cash and cash equivalents acquired in the Merger and a decrease of $340.9 million of payments related to the acquisition of TMAC in the first quarter of 2021, partially offset by a $101.0 million increase in capital expenditures between periods. The increase in capital expenditures between periods is primarily attributable to $97.3 million related to the Detour Lake, Macassa and Fosterville mines.
In the first quarter of 2022, the Company purchased $13.4 million in equity securities and other investments compared with $5.5 million in the first quarter of 2021. The Company did not sell any equity securities and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
other investments in the first quarter of 2022. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash used in financing activities increased to $167.9 million in the first quarter of 2022, compared with $100.1 million in the first quarter of 2021, primarily due to a $81.8 million increase in dividends paid as a result of the increased number of common shares issued as consideration for the Merger.
The Company issued common shares for net proceeds of $23.1 million in the first quarter of 2022, compared with $12.9 million in the first quarter of 2021, attributable to employee stock option plan exercises and issuances under the incentive share purchase plan and the dividend reinvestment plan.
On February 23, 2022, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on March 15, 2022 to holders of record of the common shares of the Company as of March 7, 2022. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2022, the Company paid dividends of $154.8 million, an increase of $81.8 million compared to $73.0 million paid in the first quarter of 2021. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
On December 22, 2021, the Company amended its unsecured revolving $1,200.0 million credit facility (the “Credit Facility”) to improve pricing, increase the uncommitted accordion feature from $300.0 million to $600.0 million and extend the maturity date from June 22, 2023 to December 22, 2026. In the first quarter of 2022, the Company drew down and repaid $100.0 million on its Credit Facility primarily to facilitate operating requirements. In the first quarter of 2021, the Company drew down and repaid $240.0 million from the Credit Facility primarily to facilitate the acquisition of TMAC. As at March 31, 2022, the Company’s outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $0.9 million as at March 31, 2022, resulting in $1,199.1 million available for future drawdown.
The Company has five uncommitted letter of credit facilities with certain financial institutions. The amount available under the first letter of credit facility is C$350.0 million, the amount available under the second letter of credit facility is C$200.0 million and the amount available under the third letter of credit facility is C$100.0 million, the amount available under the fourth letter of credit facility is C$100 million and the amount under the fifth letter of credit facility is C$120 million. As at March 31, 2022, the aggregate undrawn face amount of letters of credit under the letter of credit facilities was $549.6 million. Additionally the company has a standby guarantee facility with an available amount of $25 million. The aggregate undrawn face amount of guarantees under the guarantee facility at March 31, 2022 was $14.8 million.
The Company was in compliance with all covenants contained in the Credit Facility, the letter of credit facilities and its $1,575.0 million of guaranteed senior unsecured notes as at March 31, 2022.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Limitation on scope of design
The Company acquired Kirkland during the three months ended March 31, 2022. The financial information for this acquisition is included in this MD&A and in Note 5 to the condensed interim consolidated financial statements. The CSA’s National Instrument 52-109 and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ending December 31, 2022.
The tables below present summary financial information for Kirkland included in the Company’s condensed interim consolidated financial statements. Results of operations from Kirkland have been consolidated with those of the Company from February 8, 2022:
February 8, 2022 – March 31, 2022
Revenues from mining operations	$499,349
Income before income and mining taxes	$112,204

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
As at March 31, 2022
Total assets	$13,434,608
Total liabilities	$3,075,928
Total net assets	$10,358,680
Non-GAAP Financial Performance Measures
This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), operating margin, realized prices, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding such measures.
Adjusted Net Income and Adjusted Net Income Per Share
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding adjusted net income and adjusted net income per share.
The following table sets out the reconciliation of net income and net income per share for the three months ended March 31, 2022 and March 31, 2021 to adjusted net income and adjusted net income per share.
	Three Months Ended March 31,
(thousands of United States dollars)	2022	2021(i)
Net income for the period	$109,752	$145,239
Foreign currency translation loss (gain)	1,210	(3,078)
Realized and unrealized (gain) loss on derivative financial instruments	(28,664)	21,066
Severance and transaction costs related to acquisitions	80,767	2,884
Environmental remediation	(2,299)	(628)
Gain on sale of non-strategic exploration properties	—	(10,000)
Net loss on disposal of property. plant and equipment	1,081	1,823
Purchase price allocation to inventory(ii)	113,651	—
Multi-year health care donation	—	7,952
Income and mining taxes adjustments(iii)	(39,882)	6,756
Adjusted net income for the period	$235,616	$172,014
Net income per share – basic	$0.29	$0.60
Net income per share – diluted	$0.28	$0.59
Adjusted net income per share – basic	$0.61	$0.71
Adjusted net income per share – diluted	$0.61	$0.70

Notes:
(i)
The Company has adopted amendments to IAS 16 effective January 1, 2022 on a retrospective basis and the comparative amounts above have been adjusted accordingly. For more information please see Note 3 in the Company’s condensed interim consolidated financial statements. The Company finalized the purchase price allocation of TMAC during the year ended December 31, 2021 and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
adjustments were made retrospectively back to the acquisition date of February 2, 2021 and the comparative amounts above have been adjusted accordingly.
(ii)
The Company determined that the transaction with Kirkland represented a business combination under IFRS 3 Business Combinations (“IFRS 3”), with Agnico identified as the acquirer and as such, the transaction was accounted for using the acquisition method of accounting in accordance with IFRS 3. As part of the preliminary purchase price allocation, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired was estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value increase to the carrying value of inventories acquired from Kirkland. The revalued inventory sold during the three months ended March 31, 2022 resulted in additional production costs of approximately $113.7 million ($78.8 million after tax). Given the unusual nature of the fair value adjustment on inventory related to the Merger, this non-cash adjustment, which increased the cost of inventory sold during the quarter, was normalized from earnings per share in the first quarter of 2022.

(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, income and mining taxes impact on normalized items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and reflective adjustments to prior period operating results.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding total cash costs per ounce of gold produced and minesite costs per tonne.
The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.
Total Production Costs by Mine
	Three Months Ended March 31,
(thousands of United States dollars)	2022	2021
LaRonde mine	$45,841	$51,342
LaRonde Zone 5 mine	16,733	12,685
LaRonde Complex	62,574	64,027
Canadian Malartic mine(i)	56,937	55,468
Goldex mine	26,217	22,513
Detour Lake mine	119,965	—
Macassa mine	32,314	—
Meliadine mine	78,679	64,740
Meadowbank Complex	96,711	87,339
Hope Bay mine	—	24,075
Fosterville mine	88,001	—
Kittila mine	49,451	48,660
Pinos Altos mine	32,536	31,998
Creston Mascota mine	615	2,417
La India mine	17,735	16,139
Production costs per the condensed interim consolidated statements of income	$661,735	$417,376

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
(thousands of United States dollars, except as noted)
LaRonde mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		87,549		75,389
Production costs	$45,841	$524	$51,342	$681
Inventory adjustments(ii)	10,927	125	929	12
Realized gains and losses on hedges of production costs	(485)	(6)	(2,256)	(30)
Other adjustments(vi)	2,762	31	4,818	64
Cash operating costs (co-product basis)	$59,045	$674	$54,833	$727
By-product metal revenues	(17,218)	(196)	(17,899)	(237)
Cash operating costs (by-product basis)	$41,827	$478	$36,934	$490
LaRonde mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				455				487
Production costs		$45,841		$101		$51,342		$105
Production costs (C$)	C$	58,015	C$	128	C$	66,403	C$	136
Inventory adjustments (C$)(ii)		12,357		27		505		1
Other adjustments (C$)(vi)		(3,506)		(8)		(2,494)		(5)
Minesite operating costs (C$)	C$	66,866	C$	147	C$	64,414	C$	132
LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		17,488		17,689
Production costs	$16,733	$957	$12,685	$717
Inventory adjustments(ii)	465	27	1,369	77
Realized gains and losses on hedges of production costs	(113)	(7)	(533)	(30)
Other adjustments(vi)	30	2	28	2
Cash operating costs (co-product basis)	$17,115	$979	$13,549	$766
By-product metal revenues	(91)	(6)	(89)	(5)
Cash operating costs (by-product basis)	$17,024	$973	$13,460	$761
LaRonde Zone 5 mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				280				277
Production costs		$16,733		$60		$12,685		$46
Production costs (C$)	C$	21,173	C$	76	C$	16,154	C$	58
Inventory adjustments (C$)(ii)		576		2		1,643		6
Minesite operating costs (C$)	C$	21,749	C$	78	C$	17,797	C$	64

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
LaRonde Complex Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		105,037		93,078
Production costs	$62,574	$596	$64,027	$688
Inventory adjustments(ii)	11,392	108	2,298	25
Realized gains and losses on hedges of production costs	(598)	(6)	(2,789)	(30)
Other adjustments(vi)	2,792	27	4,846	52
Cash operating costs (co-product basis)	$76,160	$725	$68,382	$735
By-product metal revenues	(17,309)	(165)	(17,988)	(194)
Cash operating costs (by-product basis)	$58,851	$560	$50,394	$541
LaRonde Complex Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				735				764
Production costs		$62,574		$85		$64,027		$84
Production costs (C$)	C$	79,188	C$	108	C$	82,557	C$	108
Inventory adjustments (C$)(ii)		12,933		18		2,148		3
Other adjustments (C$)(vi)		(3,506)		(5)		(2,494)		(3)
Minesite operating costs (C$)	C$	88,615	C$	121	C$	82,211	C$	108
Canadian Malartic mine Per Ounce of Gold Produced(i)	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		80,509		89,550
Production costs	$56,937	$707	$55,468	$619
Inventory adjustments(ii)	728	9	1,689	19
Realized gains and losses on hedges of production costs	—	—	(78)	(1)
Other adjustments(vi)	7,782	97	205	3
Cash operating costs (co-product basis)	$65,447	$813	$57,284	$640
By-product metal revenues	(1,662)	(21)	(2,030)	(23)
Cash operating costs (by-product basis)	$63,785	$792	$55,254	$617
Canadian Malartic mine Per Tonne(i)	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,412				2,631
Production costs		$56,937		$24		$55,468		$21
Production costs (C$)	C$	71,629	C$	30	C$	71,210	C$	27
Inventory adjustments (C$)(ii)		1,010		—		2,211		1
Other adjustments (C$)(vi)		9,647		4		—		—
Minesite operating costs (C$)	C$	82,286	C$	34	C$	73,421	C$	28

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
Goldex mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		34,445		34,650
Production costs	$26,217	$761	$22,513	$650
Inventory adjustments(ii)	710	21	20	1
Realized gains and losses on hedges of production costs	(215)	(6)	(1,002)	(29)
Other adjustments(vi)	54	1	45	1
Cash operating costs (co-product basis)	$26,766	$777	$21,576	$623
By-product metal revenues	(16)	—	(6)	—
Cash operating costs (by-product basis)	$26,750	$777	$21,570	$623
Goldex mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				743				727
Production costs		$26,217		$35		$22,513		$31
Production costs (C$)	C$	33,220	C$	45	C$	28,558	C$	39
Inventory adjustments (C$)(ii)		892		1		(27)		—
Minesite operating costs (C$)	C$	34,112	C$	46	C$	28,531	C$	39
Detour Lake Mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		100,443		—
Production costs	$119,965	$1,194	$—	$—
Inventory adjustments(ii)	(16,621)	(166)	—	—
Purchase price allocation to inventory(v)	(46,147)	(459)	—	—
Other adjustments(vi)	4,285	43	—	—
Cash operating costs (co-product basis)	$61,482	$612	$—	$—
By-product metal revenues	(1,205)	(12)	—	—
Cash operating costs (by-product basis)	$60,277	$600	$—	$—
Detour Lake Mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				3,270				—
Production costs		$119,965		$37		$—		$—
Production costs (C$)	C$	151,818	C$	46	C$	—	C$	—
Inventory adjustments (C$)(ii)		(21,072)		(6)		—		—
Purchase price allocation to inventory (C$)(v)		(58,400)		(18)		—		—
Other adjustments (C$)(vi)		5,400		2		—		—
Minesite operating costs (C$)	C$	77,746	C$	24	C$	—	C$	—

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
Macassa Mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		24,488		—
Production costs	$32,314	$1,320	$—	$—
Inventory adjustments(ii)	(2,100)	(86)	—	—
Purchase price allocation to inventory(v)	(10,827)	(442)	—	—
Other adjustments(vi)	(44)	(2)	—	—
Cash operating costs (co-product basis)	$19,343	$790	$—	$—
By-product metal revenues	(73)	(3)	—	—
Cash operating costs (by-product basis)	$19,270	$787	$—	$—
Macassa Mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				47				—
Production costs		$32,314		$689		$—		$—
Production costs (C$)	C$	40,830	C$	871	C$	—	C$	—
Inventory adjustments (C$)(ii)		(2,644)		(56)		—		—
Purchase price allocation to inventory (C$)(v)		(13,578)		(290)		—		—
Other adjustments (C$)(vi)		(68)		(2)		—		—
Minesite operating costs (C$)	C$	24,540	C$	523	C$	—	C$	—
Meliadine mine Per Ounce of Gold Produced(vii)	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		80,704		88,003
Production costs	$78,679	$975	$64,740	$736
Inventory adjustments(ii)	3,632	45	(1,700)	(19)
Realized gains and losses on hedges of production costs	(1,311)	(16)	(2,634)	(30)
IAS 16 amendments(iv)	—	—	(4,976)	(57)
Other adjustments(vii)	95	1	43	—
Cash operating costs (co-product basis)	$81,095	$1,005	$55,473	$630
By-product metal revenues	(217)	(3)	(220)	(2)
Cash operating costs (by-product basis)	$80,878	$1,002	$55,253	$628
Meliadine mine Per Tonne(viii)	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				432				338
Production costs		$78,679		$182		$64,740		$192
Production costs (C$)	C$	99,437	C$	230	C$	82,771	C$	245
Inventory adjustments (C$)(ii)		4,525		11		(2,508)		(7)
IAS 16 amendments (C$)(iv)		—		—		(6,362)		(19)
Minesite operating costs (C$)	C$	103,962	C$	241	C$	73,901	C$	219

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
Meadowbank Complex Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		59,765		79,965
Production costs	$96,711	$1,618	$87,339	$1,092
Inventory adjustments(ii)	15,203	254	5,780	72
Realized gains and losses on hedges of production costs	(2,043)	(34)	(2,914)	(36)
Operational care & maintenance due to COVID-19(iii)	(1,436)	(24)	—	—
Other adjustments(vi)	66	1	72	1
Cash operating costs (co-product basis)	$108,501	$1,815	$90,277	$1,129
By-product metal revenues	(295)	(4)	(492)	(6)
Cash operating costs (by-product basis)	$108,206	$1,811	$89,785	$1,123
Meadowbank Complex Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				892				924
Production costs		$96,711		$108		$87,339		$95
Production costs (C$)	C$	122,465	C$	137	C$	112,766	C$	122
Inventory adjustments (C$)(ii)		18,808		21		7,102		8
Operational care and maintenance due to COVID-19 (C$)(iii)		(1,793)		(2)		—		—
Minesite operating costs (C$)	C$	139,480	C$	156	C$	119,868	C$	130
Hope Bay mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		—		12,259
Production costs	$—	$—	$24,075	$1,964
Inventory adjustments(ii)	—	—	(12,691)	(1,035)
Cash operating costs (co-product basis)	$—	$—	$11,384	$929
By-product metal revenues	—	—	—	—
Cash operating costs (by-product basis)	$—	$—	$11,384	$929
Hope Bay mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				—				39
Production costs		$—		$—		$24,075		$616
Production costs (C$)	C$	—	C$	—	C$	30,477	C$	780
Inventory adjustments (C$)(ii)		—		—		(16,306)		(417)
Minesite operating costs (C$)	C$	—	C$	—	C$	14,171	C$	363

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
Fosterville Mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		81,827		—
Production costs	$88,001	$1,075	$—	$—
Inventory adjustments(ii)	(5,839)	(71)	—	—
Purchase price allocation to inventory(v)	(56,677)	(693)	—	—
Cash operating costs (co-product basis)	$25,485	$311	$—	$—
By-product metal revenues	(188)	(2)	—	—
Cash operating costs (by-product basis)	$25,297	$309	$—	$—
Fosterville Mine Per Tonne	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				91				—
Production costs		$88,001		$963		$—		$—
Production costs (A$)	A$	117,226	A$	1,283	A$	—	A$	—
Inventory adjustments (A$)(ii)		(8,205)		(90)		—		—
Purchase price allocation to inventory (A$)(v)		(75,500)		(826)		—		—
Minesite operating costs (A$)	A$	33,521	A$	367	A$	—	A$	—
Kittila mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		45,508		60,716
Production costs	$49,451	$1,087	$48,660	$801
Inventory adjustments(ii)	(2,791)	(62)	(295)	(5)
Realized gains and losses on hedges of production costs	678	15	(6)	—
Other adjustments(vi)	54	1	172	3
Cash operating costs (co-product basis)	$47,392	$1,041	$48,531	$799
By-product metal revenues	(89)	(2)	(54)	(1)
Cash operating costs (by-product basis)	$47,303	$1,039	$48,477	$798
Kittila mine Per Tonne	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		461		494
Production costs	$49,451	$107	$48,660	$99
Production costs (€)	€43,908	€95	€41,068	€83
Inventory adjustments (€)(ii)	(2,274)	(5)	(337)	(1)
Minesite operating costs (€)	€41,634	€90	€40,731	€82

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		25,170		29,175
Production costs	$32,536	$1,293	$31,998	$1,097
Inventory adjustments(ii)	799	31	2,160	74
Realized gains and losses on hedges of production costs	(234)	(9)	(548)	(19)
Other adjustments(vi)	303	12	375	13
Cash operating costs (co-product basis)	$33,404	$1,327	$33,985	$1,165
By-product metal revenues	(6,263)	(249)	(9,538)	(327)
Cash operating costs (by-product basis)	$27,141	$1,078	$24,447	$838
Pinos Altos mine Per Tonne	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		384		493
Production costs	$32,536	$85	$31,998	$65
Inventory adjustments(ii)	799	2	2,160	4
Minesite operating costs	$33,335	$87	$34,158	$69
Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		1,006		4,252
Production costs	$615	$611	$2,417	$568
Inventory adjustments(ii)	(87)	(87)	(477)	(112)
Other adjustments(vi)	18	18	141	34
Cash operating costs (co-product basis)	$546	$542	$2,081	$490
By-product metal revenues	(135)	(135)	(1,263)	(297)
Cash operating costs (by-product basis)	$411	$407	$818	$193
Creston Mascota mine Per Tonne(ix)	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		—		—
Production costs	$615	$—	$2,417	$—
Inventory adjustments(ii)	(87)	—	(477)	—
Other adjustments(vi)	(528)	—	(1,940)	—
Minesite operating costs	$—	$—	$—	$—

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
La India mine Per Ounce of Gold Produced	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		21,702		17,033
Production costs	$17,735	$817	$16,139	$948
Inventory adjustments(ii)	568	26	242	14
Other adjustments(vi)	196	9	120	7
Cash operating costs (co-product basis)	$18,499	$852	$16,501	$969
By-product metal revenues	(708)	(32)	(562)	(33)
Cash operating costs (by-product basis)	$17,791	$820	$15,939	$936
La India mine Per Tonne	Three Months Ended March 31, 2022		Three Months Ended March 31, 2021
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,563		1,642
Production costs	$17,735	$11	$16,139	$10
Inventory adjustments(ii)	568	1	242	—
Minesite operating costs	$18,303	$12	$16,381	$10

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii)
This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company’s effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the cash operating costs per ounce and minesite cost per tonne.

(iv)
Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. The Company consider the disclosure of the total cash cost per ounce of gold produced (by-product and co-product) without the incorporation of the impacts of the retrospective application of IAS 16 amendments is meaningful so investors can compare current performance to what management considers steady-state operational costs for the comparative period.

(v)
On February 2, 2022, the Company announced the completion of the merger of equals with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price equation.

(vi)
Other adjustments consists of costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine, smelting, refining and marketing charges to production costs.

(vii)
The Meliadine mine’s cost calculations per ounce of gold produced for the three months ended March 31, 2021 exclude 8,123 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(viii)
The Meliadine mine’s cost calculations per tonne for the three months ended March 31, 2021 exclude 77,037 tonnes of ore from the Tiriganiaq open pit deposit which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ix)
The Creston Mascota mine’s cost calculations per tonne for the three months ended March 31, 2022 exclude approximately $0.5 million of production costs incurred during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020. The Creston Mascota mine’s cost calculations per tonne for the three months ended March 31, 2021 exclude approximately $2.4 million of production costs incurred during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
All-in Sustaining Costs per Ounce of Gold Produced
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding all-in sustaining costs per ounce of gold produced.
The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three months ended March 31, 2022 and March 31, 2021 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced
	Three Months Ended March 31,
(United States dollars per ounce of gold produced, except where noted)	2022	2021
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$661,735	$417,376
Gold production (ounces)(i)	660,604	508,681
Production costs per ounce of adjusted gold production	$1,002	$821
Adjustments:
Inventory adjustments(ii)	10	(6)
Purchase price allocation to inventory(iii)	(172)	—
IAS 16 amendments(iv)	—	(10)
Realized gains and losses on hedges of production costs	(6)	(20)
Operational care and maintenance costs due to COVID-19(v)	(2)	—
Other(vi)	22	12
Total cash costs per ounce of gold produced (co-product basis)(vii)	$854	$797
By-product metal revenues	(43)	(63)
Total cash costs per ounce of gold produced (by-product basis)(vii)	$811	$734
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	151	175
General and administrative expenses (including stock option expense)	102	88
Non-cash reclamation provision and sustaining leases(viii)	15	10
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,079	$1,007
By-product metal revenues	43	63
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,122	$1,070

Notes:
(i)
Gold production for the three months ended March 31, 2021 exclude 8,123 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii)
On February 2, 2022 the Company announced the completion of the merger of equals with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(iv)
Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. This adjustment eliminates the effects of the retrospective application of IAS 16 amendments on the total cash costs per ounce of gold produced (by-product and co-product) as well as all-in sustaining costs (by-product and co-product).

(v)
This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.
(vi)
Other adjustments consists of costs associated with a 5% in-kind royalty paid by the Canadian Malartic mine, a 2% in-kind royalty paid by the Detour Lake mine, smelting, refining and marketing charges to production costs.

(vii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne” for more information on the Company’s use of total cash cost per ounce of gold produced.

(viii)
Sustaining leases are lease payments related to sustaining assets.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
Operating Margin
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding all-in sustaining costs per ounce of gold produced.
The following table sets out a reconciliation of net income to operating margin for the three months ended March 31, 2022 and March 31, 2021.
	Three Months Ended March 31, 2022
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	149,405	(45,841)	103,564
LaRonde Zone 5 mine	33,389	(16,733)	16,656
Canadian Malartic mine(ii)	136,239	(56,937)	79,302
Goldex mine	63,335	(26,217)	37,118
Detour Lake mine	248,023	(119,965)	128,058
Macassa mine	56,469	(32,314)	24,155
Meliadine mine	162,958	(78,679)	84,279
Meadowbank Complex	91,513	(96,711)	(5,198)
Hope Bay mine	144	—	144
Fosterville mine	194,857	(88,001)	106,856
Kittila mine	95,562	(49,451)	46,111
Pinos Altos mine	51,967	(32,536)	19,431
Creston Mascota mine	1,792	(615)	1,177
La India mine	40,035	(17,735)	22,300
Segment totals	1,325,688	(661,735)	663,953
Corporate and other:
Exploration and corporate development			65,842
Amortization of property, plant, and mine development			260,748
General and administrative			67,542
Finance costs			22,653
Loss (gain) on derivative financial instruments			(28,664)
Environmental remediation			(2,299)
Foreign currency translation loss			1,210
Care and maintenance			10,456
Other expenses			91,898
Income and mining taxes expense			64,815
Net income per consolidated interim condensed statements of income			109,752

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
	Three Months Ended March 31, 2021
	Revenues from Mining Operations	Production Costs	Operating Margin
LaRonde mine	145,070	(51,342)	93,728
LaRonde Zone 5 mine	25,283	(12,685)	12,598
Canadian Malartic mine(ii)	159,216	(55,468)	103,748
Goldex mine	61,252	(22,513)	38,739
Meliadine mine(i)	175,956	(64,740)	111,216
Meadowbank Complex	137,289	(87,339)	49,950
Hope Bay mine	35,305	(24,075)	11,230
Kittila mine	107,363	(48,660)	58,703
Pinos Altos mine	58,424	(31,998)	26,426
Creston Mascota mine	10,051	(2,417)	7,634
La India mine	34,414	(16,139)	18,275
Segment totals	949,623	(417,376)	532,247
Corporate and other:
Exploration and corporate development			28,709
Amortization of property, plant, and mine development			177,793
General and administrative			44,933
Finance costs			22,168
Loss on derivative financial instruments			21,066
Environmental remediation			(628)
Foreign currency translation gain			(3,078)
Other income			(1,881)
Income and mining taxes expense			97,926
Net income per consolidated interim condensed statements of income			145,239

Notes:
(i)
Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

Realized prices
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding realized prices.
Sustaining Capital Expenditures and Development Capital Expenditures
Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding sustaining capital expenditures and development capital expenditures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three Months Ended March 31, 2022
	Three Months Ended March 31,
	2022	2021
LaRonde mine	18,666	18,342
LaRonde Zone 5 mine	2,737	3,230
Canadian Malartic mine(ii)	10,734	19,555
Goldex mine	6,627	7,170
Detour Lake mine	12,642	—
Macassa mine	4,657	—
Meliadine mine(i)	9,081	10,208
Meadowbank Complex	10,804	7,342
Hope Bay mine	—	6,733
Fosterville mine	8,707	—
Kittila mine	11,350	10,644
Pinos Altos mine	4,907	4,118
Creston Mascota mine	—	—
La India mine	814	1,855
Sustaining capital expenditures	101,726	89,197
LaRonde mine	12,463	8,182
LaRonde Zone 5 mine	3,434	603
Canadian Malartic mine(ii)	22,752	7,648
Goldex mine	5,608	4,054
Detour Lake mine	28,860	—
Macassa mine	17,056	—
Meliadine mine(i)	13,605	24,105
Meadowbank Complex	819	4,031
Amaruq Underground Project	15,361	10,349
Hope Bay mine	—	1,434
Fosterville mine	8,483	—
Kittila mine	10,536	14,380
Pinos Altos mine	5,918	1,553
Creston Mascota mine	—	—
La India mine	1,841	1,674
Other	1,623	6,089
Development capital expenditures	148,359	84,102
Total capital expenditures	250,085	173,299
Working capital adjustments	43,066	18,842
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flow(i)	293,151	192,141

Notes:
(i)
Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2022	2021
Operating margin(i):
Revenues from mining operations	$1,325,688	$949,623
Production costs	661,735	417,376
Total operating margin(i)	663,953	532,247
Operating margin(i) by mine:
Quebec
LaRonde mine	$103,564	$93,728
LaRonde Zone 5 mine	16,656	12,598
Canadian Malartic mine(ii)	79,302	103,748
Goldex mine	37,118	38,739
Ontario
Detour Lake mine	128,058	—
Macassa mine	24,155	—
Nunavut
Meliadine mine	84,279	111,216
Meadowbank Complex	(5,198)	49,950
Hope Bay mine	144	11,230
Australia
Fosterville mine	106,856	—
Europe
Kittila mine	46,111	58,703
Mexico
Pinos Altos mine	19,431	26,426
Creston Mascota mine	1,177	7,634
La India mine	22,300	18,275
Total operating margin(i)	663,953	532,247
Amortization of property, plant and mine development	260,748	177,793
Exploration, corporate and other	228,638	111,289
Income before income and mining taxes	174,567	243,165
Income and mining taxes expense	64,815	97,926
Net income for the period	$109,752	$145,239
Net income per share – basic	$0.29	$0.60
Net income per share – diluted	$0.28	$0.59
Cash flows:
Cash provided by operating activities	$507,432	$366,642
Cash provided by (used in) investing activities	$535,652	$(538,123)
Cash used in financing activities	$(167,858)	$(100,134)
Realized prices:
Gold (per ounce)	$1,880	$1,780
Silver (per ounce)	$24.11	$26.13
Zinc (per tonne)	$3,480	$2,743
Copper (per tonne)	$10,243	$8,958

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2022	2021
Payable production(iii):
Gold (ounces):
Quebec
LaRonde mine	87,549	75,389
LaRonde Zone 5 mine	17,488	17,689
Canadian Malartic mine(ii)	80,509	89,550
Goldex mine	34,445	34,650
Ontario
Detour Lake mine	100,443	—
Macassa mine	24,488	—
Nunavut
Meliadine mine	80,704	96,126
Meadowbank Complex	59,765	79,965
Hope Bay mine	—	12,259
Australia
Fosterville mine	81,827	—
Europe
Kittila mine	45,508	60,716
Mexico
Pinos Altos mine	25,170	29,175
Creston Mascota mine	1,006	4,252
La India mine	21,702	17,033
Total gold (ounces)	660,604	516,804
Silver (thousands of ounces):
Quebec
LaRonde mine	153	203
LaRonde Zone 5 mine	2	3
Canadian Malartic mine(ii)	74	82
Goldex mine	1	—
Ontario
Detour Lake mine	50	—
Macassa mine	3	—
Nunavut
Meliadine mine	9	7
Meadowbank Complex	18	24
Australia
Fosterville mine	8	—
Europe
Kittila mine	3	3
Mexico
Pinos Altos mine	256	373
Creston Mascota mine	4	36
La India mine	28	16
Total silver (thousands of ounces)	609	747
Zinc (tonnes)	1,069	1,867
Copper (tonnes)	769	752

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2022	2021
Payable metal sold:
Gold (ounces):
Quebec
LaRonde mine	70,967	75,285
LaRonde Zone 5 mine	17,595	14,314
Canadian Malartic mine(ii)	72,268	83,556
Goldex mine	33,884	34,358
Ontario
Detour Lake mine	131,837	—
Macassa mine	29,530	—
Nunavut
Meliadine mine	87,772	98,349
Meadowbank Complex	48,755	76,281
Hope Bay mine	98	20,221
Australia
Fosterville mine	101,950	—
Europe
Kittila mine	51,615	59,597
Mexico
Pinos Altos mine	24,787	27,613
Creston Mascota mine	855	4,878
La India mine	21,009	18,834
Total gold (ounces)	692,922	513,286
Silver (thousands of ounces):
Quebec
LaRonde mine	160	199
LaRonde Zone 5 mine	4	3
Canadian Malartic mine(ii)	79	67
Goldex mine	1	—
Ontario
Detour Lake mine	50	—
Macassa mine	3	—
Nunavut
Meliadine mine	9	8
Meadowbank Complex	12	19
Australia
Fosterville mine	8	—
Europe
Kittila mine	4	2
Mexico
Pinos Altos mine	249	361
Creston Mascota mine	7	50
La India mine	26	19
Total silver (thousands of ounces)	612	728
Zinc (tonnes)	1,034	2,660
Copper (tonnes)	766	754

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2022	2021
Total cash costs per ounce of gold produced – co-product basis(iv):
Quebec
LaRonde mine	$674	$727
LaRonde Zone 5 mine	979	766
Canadian Malartic mine(ii)	813	640
Goldex mine	777	623
Ontario
Detour Lake mine	612	—
Macassa mine	790	—
Nunavut
Meliadine mine(v)	1,005	630
Meadowbank Complex	1,815	1,129
Hope Bay mine	—	929
Australia
Fosterville mine	311	—
Europe
Kittila mine	1,041	799
Mexico
Pinos Altos mine	1,327	1,165
Creston Mascota mine	542	490
La India mine	852	969
Weighted average total cash costs per ounce of gold produced	$854	$797
Total cash costs per ounce of gold produced – by-product basis(iv):
Quebec
LaRonde mine	$478	$490
LaRonde Zone 5 mine	973	761
Canadian Malartic mine(ii)	792	617
Goldex mine	777	623
Ontario
Detour Lake mine	600	—
Macassa mine	787	—
Nunavut
Meliadine mine(v)	1,002	628
Meadowbank Complex	1,811	1,123
Hope Bay mine	—	929
Australia
Fosterville mine	309	—
Europe
Kittila mine	1,039	798
Mexico
Pinos Altos mine	1,078	838
Creston Mascota mine	407	193
La India mine	820	936
Weighted average total cash costs per ounce of gold produced	$811	$734

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Operating Margin” and “Note to Investors Concerning Certain Measures of Performance” for more information on the Company’s use of operating margin.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the three months ended March 31, 2021 includes 8,123 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(iv)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne” and “Note to Investors Concerning Certain Measures of Performance” for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

(v)
The Meliadine mine’s cost calculations per ounce of gold produced for the three months ended March 31, 2021 exclude 8,123 ounces of payable gold production, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021(iii)	June 30, 2021(iii)	September 30, 2021(iii)	December 31, 2021	March 31, 2022
Operating margin(i):
Revenues from mining operations	$557,175	$980,612	$928,448	$949,623	$984,653	$983,818	$951,531	$1,325,688
Production costs	280,394	412,803	374,853	417,376	433,050	455,627	467,068	661,735
Total operating margin(i)	276,781	567,809	553,595	532,247	551,603	528,191	484,463	663,953
Operating margin(i) by mine:
Quebec
LaRonde mine	60,954	144,364	123,528	93,728	115,617	125,770	87,070	103,564
LaRonde Zone 5 mine	11,007	21,522	19,965	12,598	15,252	19,449	17,557	16,656
Canadian Malartic mine(ii)	45,502	76,673	104,009	103,748	109,579	93,439	96,252	79,302
Goldex mine	22,840	36,350	50,177	38,739	37,881	29,421	39,182	37,118
Ontario
Detour Lake mine	—	—	—	—	—	—	—	128,058
Macassa mine	—	—	—	—	—	—	—	24,155
Nunavut
Meliadine mine	49,207	109,313	107,617	111,216	109,932	90,884	115,912	84,279
Meadowbank Complex	(12,422)	46,032	44,344	49,950	56,063	52,087	25,872	(5,198)
Hope Bay mine	—	—	—	11,230	14,396	11,633	(4,938)	144
Australia
Fosterville mine	—	—	—	—	—	—	—	106,856
Europe
Kittila mine	59,089	62,807	38,442	58,703	51,438	57,362	54,411	46,111
Mexico
Pinos Altos mine	14,585	37,063	39,900	26,426	31,905	31,971	27,656	19,431
Creston Mascota mine	11,231	9,279	4,573	7,634	5,171	4,186	2,628	1,177
La India mine	14,788	24,406	21,040	18,275	4,369	11,989	22,861	22,300
Total operating margin(i)	276,781	567,809	553,595	532,247	551,603	528,191	484,463	663,953
Amortization of property, plant and mine development	129,465	173,173	174,954	177,793	176,946	191,771	191,618	260,748
Exploration, corporate and other	29,765	61,947	84,647	111,289	171,592	129,148	103,624	228,638
Income before income and mining taxes	117,551	332,689	293,994	243,165	203,065	207,272	189,221	174,567
Income and mining taxes expense	12,250	110,035	88,777	97,926	96,674	88,316	87,862	64,815
Net income (loss) for the period	$105,301	$222,654	$205,217	$145,239	$106,391	$118,956	$101,359	$109,752
Net income (loss) per share – basic	$0.44	$0.92	$0.85	$0.60	$0.81	$0.49	$0.41	$0.29
Net income (loss) per share – diluted	$0.43	$0.91	$0.84	$0.59	$0.80	$0.49	$0.41	$0.28
Cash flows:
Cash provided by operating activities	$162,648	$462,538	$403,510	$366,642	$419,376	$297,176	$262,114	$507,432
Cash used in investing activities	$(177,738)	$(205,893)	$(247,015)	$(538,123)	$(210,068)	$(268,213)	$(247,599)	$535,652
Cash (used in) provided by financing activities	$(914,418)	$(268,802)	$(74,432)	$(100,134)	$(64,161)	$(62,404)	$(70,543)	$(167,858)

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Operating Margin” for more information on the Company’s use of operating margin.

(ii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the February 2, 2021 acquisition of

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at March 31, 2022	As at December 31, 2021
		Restated (Note 3)
ASSETS
Current assets:
Cash and cash equivalents	$1,061,995	$185,786
Trade receivables (Note 6)	10,716	13,545
Inventories (Note 7)	1,133,619	878,944
Income taxes recoverable	69,828	7,674
Fair value of derivative financial instruments (Notes 6 and 16)	27,396	12,305
Other current assets (Note 8A)	266,075	204,134
Total current assets	2,569,629	1,302,388
Non-current assets:
Goodwill	2,212,251	407,792
Property, plant and mine development (Note 9)	17,690,519	7,675,595
Investments (Notes 6, 10 and 16)	450,879	343,509
Deferred income tax asset	—	133,608
Other assets (Note 8B)	407,241	353,198
Total assets	$23,330,519	$10,216,090
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$633,805	$414,673
Share based liabilities	10,968	—
Interest payable	25,487	12,303
Income taxes payable	20,376	47,213
Current portion of long-term debt (Note 11)	225,000	225,000
Reclamation provision	20,478	7,547
Lease obligations	36,104	32,988
Fair value of derivative financial instruments (Notes 6 and 16)	13,124	22,089
Total current liabilities	985,342	761,813
Non-current liabilities:
Long-term debt (Note 11)	1,340,715	1,340,223
Reclamation provision	817,987	722,449
Lease obligations	109,626	98,445
Share based liabilities	9,806	—
Deferred income and mining tax liabilities	3,733,356	1,223,128
Other liabilities	71,620	70,261
Total liabilities	7,068,452	4,216,319
EQUITY
Common shares (Note 12):
Outstanding – 455,747,306 common shares issued, less 843,664 shares held in trust	16,167,944	5,863,512
Stock options (Notes 12 and 13)	193,205	191,112
Contributed surplus	37,254	37,254
Deficit	(217,654)	(146,383)
Other reserves (Note 14)	81,318	54,276
Total equity	16,262,067	5,999,771
Total liabilities and equity	$23,330,519	$10,216,090
Commitments and contingencies (Note 19)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended March 31,
	2022	2021
		Restated (Notes 3 and 5)
REVENUES
Revenues from mining operations (Note 15)	$1,325,688	$949,623
COSTS, EXPENSES AND OTHER INCOME
Production(i)	661,735	417,376
Exploration and corporate development	65,842	28,709
Amortization of property, plant and mine development	260,748	177,793
General and administrative	67,542	44,933
Finance costs	22,653	22,168
(Gain) loss on derivative financial instruments (Note 16)	(28,664)	21,066
Environmental remediation	(2,299)	(628)
Foreign currency translation loss (gain)	1,210	(3,078)
Care and maintenance	10,456	—
Other expenses (income) (Note 17)	91,898	(1,881)
Income before income and mining taxes	174,567	243,165
Income and mining taxes expense	64,815	97,926
Net income for the period	$109,752	$145,239
Net income per share – basic (Note 12)	$0.29	$0.60
Net income per share – diluted (Note 12)	$0.28	$0.59
Cash dividends declared per common share	$0.40	$0.35

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2022	2021
		Restated (Notes 3 and 5)
Net income for the period	$109,752	$145,239
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294
	294	294
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement gain (loss) on pension benefit obligations	463	(444)
Income tax impact	(119)	118
Equity securities:
Net change in fair value of equity securities	31,614	(61,198)
Income tax impact	(4,866)	7,830
	27,092	(53,694)
Other comprehensive income (loss) for the period	27,386	(53,400)
Comprehensive income for the period	$137,138	$91,839
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Deficit	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2020	242,884,314	$5,751,479	$175,640	$37,254	$(366,412)	$85,252	$5,683,213
Net income (Restated Notes 3 and 5)	—	—	—	—	145,239	—	145,239
Other comprehensive loss (Restated Notes 3 and 5)	—	—	—	—	(326)	(53,074)	(53,400)
Total comprehensive income (loss) (Restated Notes 3 and 5)	—	—	—	—	144,913	(53,074)	91,839
Transfer of gain on disposal of equity securities to deficit	—	—	—	—	170	(170)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	182,313	10,175	(1,774)	—	—	—	8,401
Stock options (Notes 12 and 13A)	—	—	8,781	—	—	—	8,781
Shares issued under incentive share purchase plan (Note 13B)	115,278	6,682	—	—	—	—	6,682
Shares issued under dividend reinvestment plan	211,851	11,861	—	—	—	—	11,861
Dividends declared ($0.35 per share)	—	—	—	—	(84,831)	—	(84,831)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C,D)	(354,055)	(27,537)	—	—	—	—	(27,537)
Restated Balance at March 31, 2021	243,039,701	$5,752,660	$182,647	$37,254	$(306,160)	$32,008	$5,698,409
Restated Balance at December 31, 2021	245,001,857	$5,863,512	$191,112	$37,254	$(146,383)	$54,276	$5,999,771
Net income	—	—	—	—	109,752	—	109,752
Other comprehensive income	—	—	—	—	344	27,042	27,386
Total comprehensive income	—	—	—	—	110,096	27,042	137,138
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	399,388	21,829	(3,988)	—	—	—	17,841
Shares issued on acquisition of Kirkland Lake Gold, net of share issuance costs (Note 5)	209,274,263	10,268,124	—	—	—	—	10,268,124
Stock options (Notes 12 and 13A)	—	—	6,081	—	—	—	6,081
Shares issued under incentive share purchase plan (Note 13B)	129,303	7,888	—	—	—	—	7,888
Shares issued under dividend reinvestment plan	508,548	26,609	—	—	—	—	26,609
Dividends declared ($0.40 per share)	—	—	—	—	(181,367)	—	(181,367)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C,D)	(409,717)	(20,018)	—	—	—	—	(20,018)
Balance at March 31, 2022	454,903,642	$16,167,944	$193,205	$37,254	$(217,654)	$81,318	$16,262,067
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2022	2021
		Restated (Notes 3 and 5)
OPERATING ACTIVITIES
Net income for the period	$109,752	$145,239
Add (deduct) adjusting items:
Amortization of property, plant and mine development	260,748	177,793
Deferred income and mining taxes	(657)	55,922
Unrealized gain on currency and commodity derivatives (Note 16)	(24,055)	(741)
Unrealized (gain) loss on warrants (Note 16)	(913)	31,810
Stock-based compensation (Note 13)	22,248	18,036
Foreign currency translation loss (gain)	1,210	(3,078)
Other	(2,321)	503
Changes in non-cash working capital balances:
Trade receivables	39,068	(4,504)
Income taxes	(39,870)	(68,483)
Inventories	178,152	25,842
Other current assets	(39,607)	(2,270)
Accounts payable and accrued liabilities	(7,644)	(21,685)
Interest payable	11,321	12,258
Cash provided by operating activities	507,432	366,642
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(293,151)	(192,141)
Cash and cash equivalents acquired in Kirkland acquisition (Note 5)	838,732	—
Acquisition of TMAC, net of cash and cash equivalents	—	(185,898)
Advance to TMAC to fund repayment of debt	—	(105,000)
Payment to repurchase the Hope Bay royalty	—	(50,000)
Proceeds from sale of property, plant and mine development	387	462
Net sales (purchases) of short-term investments	3,127	(1,550)
Net proceeds from sale of equity securities	—	1,473
Purchases of equity securities and other investments	(13,443)	(5,469)
Cash provided by (used in) investing activities	535,652	(538,123)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 11)	100,000	240,000
Repayment of Credit Facility (Note 11)	(100,000)	(240,000)
Repayment of lease obligations	(8,310)	(5,424)
Dividends paid	(154,782)	(72,970)
Repurchase of common shares for stock-based compensation plans (Note 13)	(27,889)	(34,606)
Proceeds on exercise of stock options (Note 13A)	17,841	8,401
Common shares issued	5,282	4,465
Cash used in financing activities	(167,858)	(100,134)
Effect of exchange rate changes on cash and cash equivalents	983	(4,446)
Net increase (decrease) in cash and cash equivalents during the period	876,209	(276,061)
Cash and cash equivalents, beginning of period	185,786	402,527
Cash and cash equivalents, end of period	$1,061,995	$126,466
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$8,203	$7,726
Income and mining taxes paid	$103,400	$108,653
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Mexico, Finland and Australia and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on April 28, 2022.
2.
BASIS OF PRESENTATION

A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2021 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2021, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2022 and December 31, 2021 and the results of operations and cash flows for the three months ended March 31, 2022 and March 31, 2021.
Operating results for the three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2022.
B)
Basis of Presentation

Overview
These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
Subsidiaries
These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.
Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.
A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations from the date that joint control

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
2.
BASIS OF PRESENTATION (Continued)

commenced. Agnico Eagle’s 50% interest in each of Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.
3.
ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2021 annual audited consolidated financial statements except as described below for amendments to accounting standards adopted effective January 1, 2022.
Amendments to Accounting Standards Adopted During the Period
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the condensed interim consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard on the effective date and applying it retrospectively to the fiscal year beginning January 1, 2021 resulted in an increase to revenue from mining operations from the sale of pre-commercial gold production of $15.2 million, an increase in production costs of $5.0 million, and an increase in income and mining taxes expense of $3.6 million during the three months ended March 31, 2021, along with a corresponding net increase in the cost of property plant and mine development of $10.2 million and an increase in deferred income and mining tax liabilities of $3.6 million as at March 31, 2021.
Comparative Figures
Certain figures in the comparative condensed interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the three months ended March 31, 2022.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.
5.
ACQUISITION

Kirkland
On February 8, 2022, the Company completed the acquisition of all the issued and outstanding shares of Kirkland in exchange for the issuance of Agnico Eagle common shares to former Kirkland shareholders. Each Kirkland shareholder received 0.7935 of a common share of Agnico as consideration for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico common shares.  Kirkland owns and operates the Detour Lake and Macassa mines in Canada and the Fosterville mine in Australia, and also owns exploration properties in Canada and Australia. The acquisition of Kirkland increased the Company’s production, mineral reserves and cash flow.
The Company determined that the transaction represented a business combination under IFRS 3 Business Combinations (“IFRS 3”), with Agnico identified as the acquirer and, as such, the transaction was accounted for using the acquisition method of accounting in accordance with IFRS 3.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
5.
ACQUISITION (Continued)

The aggregate preliminary purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$10,268,584
Fair value of replacement share based compensation issued	14,522
$10,283,106
Assets acquired and liabilities assumed have been recorded at their preliminary estimates of fair value at the date of acquisition as follows:
Cash and cash equivalents	$838,732
Inventories	384,678
Other current assets	100,094
Property, plant and mine development	10,086,336
Goodwill	1,804,459
Other assets	143,415
Accounts payable and accrued and other liabilities	(235,778)
Reclamation provision	(175,839)
Deferred income and mining tax liabilities	(2,639,353)
Other liabilities	(23,638)
Total assets acquired, net of liabilities assumed	$10,283,106
The fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date. Where preliminary values are used in accounting for a business combination, they may be materially adjusted retrospectively in subsequent periods. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date pertaining to the fair value of property, plant and mine development, goodwill and deferred income and mining tax liabilities.
None of the goodwill is expected to be deductible for income and mining tax purposes.
The Company incurred acquisition-related and severance costs of $80.8 million during the three months ended March 31, 2022 which are recorded in the other expenses (income) line of the condensed interim consolidated statements of income.
The results of operations, cash flows and net assets of Kirkland have been consolidated with those of the Company from February 8, 2022. For the three months ended March 31, 2022, Kirkland contributed revenue of $499.3 million and earnings before income and mining taxes of $112.2 million. Total consolidated revenue and earnings before income and mining taxes for the Company were $1,325.7 million and $174.6 million, respectively, for the three months ended March 31, 2022. If the acquisition of Kirkland had taken place on January 1, 2022, pro forma total consolidated revenue and income before income and mining taxes for the Company would have been approximately $1,379.7 million and $119.5 million, respectively, for the three months ended March 31, 2022.
TMAC
On February 2, 2021, the Company completed the acquisition of all the issued and outstanding common shares and equity instruments exchangeable for common shares of TMAC under a plan of arrangement pursuant to the Business Corporations Act (Ontario). TMAC owned and operated the Hope Bay mine, and also owned exploration properties in the Kitikmeot region of Nunavut.
Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting. The aggregate purchase consideration for the acquired assets, net of the liabilities assumed is as follows:
Purchase of TMAC common shares for C$2.20 per share	$225,580
A fair value approach was applied by management in developing estimates of the amounts of identifiable assets of TMAC acquired and liabilities assumed.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
5.
ACQUISITION (Continued)

The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items for the three months ended March 31, 2021 were updated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the acquisition of TMAC.
The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed based on management’s previously reported preliminary estimates and adjusted final estimates of fair value.
	Preliminary(i)	Adjustments	Adjusted Final
Cash and cash equivalents	$39,682	$—	$39,682
Restricted cash	21,796	—	21,796
Inventories	84,576	—	84,576
Other current assets	2,028	—	2,028
Property, plant and mine development	206,507	(23,397)	183,110
Deferred income tax asset	109,700	23,397	133,097
Accounts payable and accrued and other liabilities(ii)	(84,805)	—	(84,805)
Advance due to Agnico Eagle	(105,000)	—	(105,000)
Reclamation provision	(48,904)	—	(48,904)
Total assets acquired, net of liabilities assumed	$225,580	$—	$225,580

Notes:
(i)
Preliminary estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at the acquisition date.

(ii)
Included $50.0 million payable to repurchase the Hope Bay 1.5% net smelter return royalty.

Immediately prior to the closing of the transaction and in accordance with its terms, TMAC long-term debt was retired and the Company partially funded the repayment. The acquisition also triggered a one-time option for TMAC to buy-back a 1.5% net smelter return royalty on the Hope Bay property from Maverix Metals Inc. for $50.0 million, which was exercised prior to closing, with the payment made shortly after the acquisition date.
The Company incurred acquisition-related costs of $2.8 million which were recorded in other expenses in the consolidated statements of income for the year ended December 31, 2021.
6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
6.
FAIR VALUE MEASUREMENT (Continued)

During the three months ended March 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$10,716	$—	$10,716
Equity securities	390,775	21,501	—	412,276
Share purchase warrants	—	38,603	—	38,603
Fair value of derivative financial instruments	—	27,396	—	27,396
Total financial assets	$390,775	$98,216	$—	$488,991
Financial liabilities:
Fair value of derivative financial instruments	$—	$13,124	$—	$13,124
Total financial liabilities	$—	$13,124	$—	$13,124
Valuation Techniques
Trade Receivables
Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).
Equity Securities
Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).
Derivative Financial Instruments and Warrants
The Company holds share purchase warrants of certain publicly traded entities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the condensed interim consolidated balance sheets. Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at March 31, 2022 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 11.
Lease obligations are recorded on the condensed interim consolidated balance sheets at March 31, 2022 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company’s current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as a result of the difference between the incremental borrowing rates used at the initial recognition date and the current market rates at March 31, 2022.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
6.
FAIR VALUE MEASUREMENT (Continued)

Loans receivable and other non-current receivables are included in the other asset line item in the condensed interim consolidated balance sheets at March 31, 2022 at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at March 31, 2022. See Note 8B.
7.
INVENTORIES

During the three months ended March 31, 2022, impairment losses of $25.7 million (2021 — $4.1 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.
8.
OTHER ASSETS

A)
Other Current Assets

	As at March 31, 2022	As at December 31, 2021
Federal, provincial and other sales taxes receivable	$119,866	$81,450
Prepaid expenses	117,121	90,681
Other receivables	24,390	24,594
Short term investments	2,161	5,288
Other	2,537	2,121
Total other current assets	$266,075	$204,134

B)
Other Assets

	As at March 31, 2022	As at December 31, 2021
Non-current ore in stockpiles and on leach pads	$269,827	$274,576
Non-current prepaid expenses	23,605	27,481
Non-current loans receivable	42,958	37,942
Non-current other receivables	5,175	10,098
Intangible asset	61,667	—
Other	4,009	3,101
Total other assets	$407,241	$353,198
The Company currently has an intangible asset with a finite useful life, which represents an electricity contract acquired as part of the Kirkland acquisition under which the Detour Lake mine is paying below market rates over a five year period.
9.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the three months ended March 31, 2022, $210.1 million of additions (excluding $10.1 billion of property, plant and mine development assets acquired in the Kirkland acquisition — see Note 5), (year ended December 31, 2021 — $944.9 million) were capitalized to property, plant and mine development.
Total borrowing costs capitalized to property, plant and mine development during the three months ended March 31, 2022 were approximately $0.5 million (year ended December 31, 2021 — $3.5 million) at a capitalization rate of 1.15% (year ended December 31, 2021 — 1.20%).
Assets with a net book value of $2.6 million were disposed of by the Company during the three months ended March 31, 2022 (year ended December 31, 2021 — $13.6 million), resulting in a loss on disposal of $1.1 million (year ended December 31, 2021 — $9.5 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.
See Note 19 to these condensed interim consolidated financial statements for capital commitments.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
10.
INVESTMENTS

	As at March 31, 2022	As at December 31, 2021
Equity securities	$412,276	$268,950
Share purchase warrants	38,603	74,559
Total investments	$450,879	$343,509

11.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at March 31, 2022 and December 31, 2021:
		As at March 31, 2022				As at December 31, 2021
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 6.77%	$1,575,000	$(5,575)	$1,569,425	$1,614,515	$1,569,074	$1,727,969
Credit Facility	Variable	—	(3,710)	(3,710)	(3,710)	(3,851)	(3,851)
Total long-term debt		$1,575,000	$(9,285)	$1,565,715	$1,610,805	$1,565,223	$1,724,118
The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:
	As at March 31, 2022	As at December 31, 2021
Current portion of long-term debt	$225,000	$225,000
Non-current portion of long-term debt	1,340,715	1,340,223
Total long-term debt	$1,565,715	$1,565,223
Credit Facility
During the three months ended March 31, 2022, Credit Facility drawdowns and repayments totaled $100.0 million (three months ended March 31, 2021 — $240.0 million). As at March 31, 2022, $1,199.1 million was available for future drawdown under the Credit Facility (December 31, 2021 — $1,199.1 million). Credit Facility availability is reduced by outstanding letters of credit, which were $0.9 million as at March 31, 2022 (December 31, 2021 — $0.9 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
12.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended March 31,
	2022	2021
		Restated (Notes 3 and 5)
Net income for the period	$109,752	$145,239
Weighted average number of common shares outstanding – basic (in thousands)	384,708	242,992
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and long-term incentive plan	639	594
Add: Dilutive impact of employee stock options	241	601
Weighted average number of common shares outstanding – diluted (in thousands)	385,588	244,187
Net income per share – basic	$0.29	$0.60
Net income per share – diluted	$0.28	$0.59
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended March 31, 2022, 2,791,436 (2021 — 1,603,800) employee stock options and 615,093 RSUs and PSUs were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
13.
STOCK-BASED COMPENSATION

A)
Employee Stock Option Plan (“ESOP”)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,482,941	C$	74.43	3,421,404	C$	65.27
Granted	1,643,801		67.10	1,590,750		89.59
Exercised	(399,388)		57.14	(182,313)		58.77
Forfeited	(29,594)		76.38	(20,424)		80.99
Outstanding, end of period	5,697,760	C$	73.52	4,809,417	C$	73.50
Options exercisable, end of period	3,326,924	C$	71.32	2,373,316	C$	67.06
The average share price of Agnico Eagle’s common shares during the three months ended March 31, 2022 was C$68.52 (2021 — C$81.97).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
13.
STOCK-BASED COMPENSATION (Continued)

Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Three Months Ended March 31,
	2022	2021
Risk-free interest rate	1.65%	0.54%
Expected life of stock options (in years)	2.4	2.4
Expected volatility of Agnico Eagle’s share price	30.0%	38.0%
Expected dividend yield	2.9%	2.2%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
Compensation expense related to the ESOP amounted to $6.1 million for the three months ended March 31, 2022 (2021 — $8.8 million).
B)
Incentive Share Purchase Plan (“ISPP”)

During the three months ended March 31, 2022, 129,303 common shares were subscribed for under the ISPP (2021 — 115,278) for a value of $7.9 million (2021 — $6.7 million). The total compensation cost recognized during the three months ended March 31, 2022 related to the ISPP was $2.6 million (2021 — $2.2 million).
C)
Restricted Share Unit (“RSU”) Plan

During the three months ended March 31, 2022, 366,586 (2021 — 317,114) RSUs were granted with a grant date fair value of $19.4 million (2021 — $23.6 million). In the first three months of 2022, the Company funded the RSU plan by transferring $19.4 million (2021 — $23.6 million) to an employee benefit trust that then purchased common shares of the Company in the open market. On February 8, 2022, all outstanding Kirkland RSUs were converted to 324,884 Agnico replacement RSUs in connection with the acquisition of Kirkland (Note 5).
Compensation expense related to the RSU plan was $6.4 million for the three months ended March 31, 2022 (2021 — $7.4 million). Compensation expense related to the RSU plan is included in the production costs and general and administrative line items of the condensed interim consolidated statements of income.
D)
Performance Share Unit (“PSU”) Plan

During the three months ended March 31, 2022, 157,500 (2021 — 148,500) PSUs were granted. In the first three months of 2022, the Company funded the PSU plan by transferring $8.3 million (2021 — $11.1 million) to an employee benefit trust that then purchased common shares of the Company in the open market. On February 8, 2022, all outstanding Kirkland PSUs were converted to 324,308 Agnico replacement PSUs in connection with the acquisition of Kirkland (Note 5).
Compensation expense related to the PSU plan was $7.0 million for the three months ended March 31, 2022 (2021 — $2.3 million). Compensation expense related to the PSU plan is included in the production costs and general and administrative line items of the condensed interim consolidated statements of income.
E)
Deferred Share Unit (“DSU”) Plan

On February 8, 2022, all outstanding Kirkland DSUs were converted to 91,840 Agnico replacement DSUs in connection with the acquisition of Kirkland (Note 5). The DSU Plan is for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director.
Compensation expense related to the converted DSUs amounted to $1.2 million for the three months ended March 31, 2022. Compensation expense related to the DSU plan is included in the general and administrative line item of the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
14.
OTHER RESERVES

The following table sets out the movements in other reserves for the three months ended March 31, 2022 and 2021:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2020	$97,216	$(11,964)	$85,252
Net change in cash flow hedge reserve	—	294	294
Transfer of gain on disposal of equity securities to deficit	(170)	—	(170)
Net change in fair value of equity securities	(53,368)	—	(53,368)
Balance at March 31, 2021	$43,678	$(11,670)	$32,008
Balance at December 31, 2021	$65,065	$(10,789)	$54,276
Net change in cash flow hedge reserve	—	294	294
Net change in fair value of equity securities	26,748	—	26,748
Balance at March 31, 2022	$91,813	$(10,495)	$81,318
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.
15.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended March 31,
	2022	2021
		Restated (Note 3)
Revenues from contracts with customers	$1,324,852	$950,084
Provisional pricing adjustments on concentrate sales	836	(461)
Total revenues from mining operations	$1,325,688	$949,623
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended March 31,
	2022	2021
		Restated (Note 3)
Revenues from contracts with customers:
Gold	$1,301,170	$921,156
Silver	16,060	20,442
Zinc	1,001	2,793
Copper	6,621	5,693
Total revenues from contracts with customers	$1,324,852	$950,084

16.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
16.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

dollar, the Euro, the Australian dollar and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at March 31, 2022, the Company had outstanding derivative contracts related to $2,085.3 million of 2022 and 2023 expenditures (December 31, 2021 — $2,375.2 million). The Company recognized mark-to-market adjustments in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2022 and 2021 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at March 31, 2022 or December 31, 2021. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at March 31, 2022 relating to 9.4 million gallons of heating oil (December 31, 2021 — 10.9 million). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
Share Purchase Warrants
The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company’s core operations, and accordingly, gains and losses from these investments are not representative of the Company’s performance during the year.
The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income.
	Three Months Ended March 31,
	2022	2021
Premiums realized on written foreign exchange call options	$(318)	$(946)
Unrealized (gain) loss on warrants	(913)	31,810
Realized gain on currency and commodity derivatives	(3,378)	(9,057)
Unrealized gain on currency and commodity derivatives	(24,055)	(741)
(Gain) loss on derivative financial instruments	$(28,664)	$21,066

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
17.
OTHER EXPENSES (INCOME)

The following table sets out amounts recognized in the other expenses (income) line item in the condensed interim consolidated statements of income:
	Three Months Ended March 31,
	2022	2021
Loss on disposal of property, plant and mine development (Note 9)	$1,086	$1,823
Interest income	(1,205)	(727)
Temporary suspension and other costs due to COVID-19	9,042	4,078
Acquisition costs (Note 5)	80,767	2,831
Gain on sale of exploration properties	—	(10,000)
Other	2,208	114
Total other expenses (income)	$91,898	$(1,881)
In the three months ended March 31, 2022, the Company incurred $80.8 million of transaction and severance costs in connection with the acquisition of Kirkland (Note 5). In the three months ended March 31, 2021, the Company incurred transaction costs of $2.8 million in connection with the acquisition of TMAC.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
18.
SEGMENTED INFORMATION

	Three Months Ended March 31, 2022
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Nunavut, Quebec and Europe:
LaRonde mine	$149,405	$(45,841)	$—	$103,564
LaRonde Zone 5 mine	33,389	(16,733)	—	16,656
Goldex mine	63,335	(26,217)	—	37,118
Meadowbank Complex	91,513	(96,711)	—	(5,198)
Meliadine mine	162,958	(78,679)	—	84,279
Canadian Malartic joint operation	136,239	(56,937)	(5,059)	74,243
Kittila mine	95,562	(49,451)	—	46,111
Total Nunavut, Quebec and Europe	732,401	(370,569)	(5,059)	356,773
Ontario, Australia and Mexico:
Detour Lake mine	248,023	(119,965)	—	128,058
Macassa mine	56,469	(32,314)	—	24,155
Fosterville mine	194,857	(88,001)	—	106,856
Pinos Altos mine	51,967	(32,536)	—	19,431
Creston Mascota mine	1,792	(615)	—	1,177
La India mine	40,035	(17,735)	—	22,300
Total Ontario, Australia and Mexico	593,143	(291,166)	—	301,977
Exploration(i)	144	—	(60,783)	(60,639)
Segment totals	$1,325,688	$(661,735)	$(65,842)	$598,111
Total segments income				$598,111
Corporate and other:
Amortization of property, plant and mine development				(260,748)
General and administrative				(67,542)
Finance costs				(22,653)
Gain on derivative financial instruments				28,664
Environmental remediation				2,299
Foreign currency translation loss				(1,210)
Care and maintenance				(10,456)
Other expenses				(91,898)
Income before income and mining taxes				$174,567

Note:
(i)
Exploration includes the Hope Bay mine.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
18.
SEGMENTED INFORMATION (Continued)

	Three Months Ended March 31, 2021 Restated (Notes 3 and 5)
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Nunavut, Quebec and Europe:
LaRonde mine	$145,070	$(51,342)	$—	$93,728
LaRonde Zone 5 mine	25,283	(12,685)	—	12,598
Goldex mine	61,252	(22,513)	—	38,739
Meadowbank Complex	137,289	(87,339)	(225)	49,725
Meliadine mine	175,956	(64,740)	—	111,216
Hope Bay mine	35,305	(24,075)	—	11,230
Canadian Malartic joint operation	159,216	(55,468)	(698)	103,050
Kittila mine	107,363	(48,660)	—	58,703
Total Nunavut, Quebec and Europe	846,734	(366,822)	(923)	478,989
Mexico:
Pinos Altos mine	58,424	(31,998)	—	26,426
Creston Mascota mine	10,051	(2,417)	—	7,634
La India mine	34,414	(16,139)	—	18,275
Total Mexico	102,889	(50,554)	—	52,335
Exploration	—	—	(27,786)	(27,786)
Segment totals	$949,623	$(417,376)	$(28,709)	$503,538
Total segments income				$503,538
Corporate and other:
Amortization of property, plant and mine development				(177,793)
General and administrative				(44,933)
Finance costs				(22,168)
Loss on derivative financial instruments				(21,066)
Environmental remediation				628
Foreign currency translation gain				3,078
Other income				1,881
Income before income and mining taxes				$243,165

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
18.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	March 31, 2022	December 31, 2021
		Restated (Note 3)
Nunavut, Quebec and Europe:
Meadowbank Complex	$1,154,315	$1,195,060
Meliadine mine	2,259,287	2,299,564
LaRonde mine	955,289	946,218
LaRonde Zone 5 mine	96,067	93,699
Goldex mine	316,962	315,266
Canadian Malartic joint operation	1,516,983	1,508,675
Kittila mine	1,577,161	1,600,278
Total Nunavut, Quebec and Europe	7,876,064	7,958,760
Ontario, Australia and Mexico:
Detour Lake mine	7,177,224	—
Macassa mine	1,967,447	—
Fosterville mine	1,235,194	—
Pinos Altos mine	457,066	466,334
La India mine	233,268	233,376
Creston Mascota mine	4,935	5,068
Total Ontario, Australia and Mexico	11,075,134	704,778
Non-Operating properties	471,626	4,015
Exploration	807,457	959,005
Corporate and other(i)	3,100,238	589,532
Total assets	$23,330,519	$10,216,090

Note:
(i)
Preliminary goodwill related to the Kirkland acquisition (Note 5) has not been allocated to individual CGU’s as at March 31, 2022 and is presented within the Corporate and other line item in the above table. The allocation of goodwill will be completed when the purchase price allocation is finalized.

19.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2022, the total amount of these guarantees was $675.6 million.
As at March 31, 2022 the Company had $168.7 million of commitments related to capital expenditures.
20.
ONGOING LITIGATION

Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland (Note 5). Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. These litigation matters remain outstanding following the acquisition, and management continues to believe that the claims have no merit and will be defended. In both cases, no amounts have been recorded for any potential liability and the Company believes that the likelihood of loss is undeterminable at this point.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2022
20.
ONGOING LITIGATION (Continued)

On August 16, 2021, and as subsequently amended in November 2021, International Royalty Corporation (“IRC”) filed a notice of action against Newmont Canada Corporation, Newmont Corporation, Newmont Canada FN Holdings ULC (collectively referred to herein as “Newmont Entities”) and Kirkland and St. Andrew Goldfields (collectively, the “Kirkland Entities”), on a joint and several basis. In the claim, IRC is alleging that the Newmont Entities and Kirkland Entities have conducted their affairs in a manner that is oppressive or unfairly prejudicial to IRC by depriving IRC of certain royalty payments on the Holt Property which is owned by the Company. The Company filed a motion for summary judgement which was heard in March 2022. No decision has been issued.
The Company’s wholly owned subsidiary, Kirkland is the defendant in two putative class action complaints filed on June 29, 2020 and July 17, 2020 (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints allege that during the period from January 8, 2018 and November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation (“Detour”) which successfully closed in January 2020.
Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed several of the plaintiff’s claims against Kirkland. The Company continues to believe that the one outstanding claim is without merit.
21.
SUBSEQUENT EVENTS

Dividends Declared
On April 28, 2022, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $182.0 million), payable on June 15, 2022 to holders of record of the common shares of the Company on June 1, 2022.